UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Investment Technology Group, Inc.

(Name of Issuer) Common Stock par value .01

(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46145F105	Page 2 of 16 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,255,383
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,255,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,255,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%
14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D

CUSIP No.	46145F105	Page 3 of 16 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
613,626
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
613,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
613,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	46145F105	Page 4 of 16 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
200,094
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
200,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	46145F105	Page 5 of 16 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,035,673
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,035,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,035,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	46145F105	Page 6 of 16 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW OFFSHORE REGATTA LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
405,990
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
405,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	46145F105	Page 7 of 16 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,255,383
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2.255,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,255,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates the common stock, $.01 par value per share (the “Common Stock”), of Investment Technology Group, Inc. (the “Issuer”), whose principal executive offices are located at One Liberty Plaza, 165 Broadway, New York, NY 10006.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by Philadelphia Financial Management of San Francisco, LLC, a California limited liability company (“Philadelphia Financial”); Boathouse Row I, L.P., a Delaware limited partnership; Boathouse Row II, L.P., a Delaware limited partnership; Boathouse Row Offshore Ltd., a Cayman Islands corporation; Boathouse Row Offshore Regatta Ltd., a Cayman Islands corporation, and Jordan Hymowitz as Managing Member of Philadelphia Financial and a United States Citizen, together referred to hereinafter as the “Reporting Persons.”   Boathouse Row I, L.P., Boathouse II, L.P., Boathouse Row Offshore Ltd. and Boathouse Row Offshore Regatta Ltd. are referred to hereinafter collectively as “the Funds.”

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)           The business address of the Reporting Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.

(c)           The principal business of the Funds is investing in securities and related instruments. The principal business of Philadelphia Financial is performance of investment management and advisory services. Jordan Hymowitz is the Managing Member of Philadelphia Financial.

(d)           During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            On September 16, 2013, without admitting or denying the SEC’s findings (except as to jurisdiction), Philadelphia Financial voluntarily consented to the SEC’s entry of an Order that included findings, a Cease and Desist order, a requirement to pay $154,443.60 in disgorgement and interest, and a $65,000 civil penalty related to alleged violations of Rule 105 of Regulation M.   As reflected in the SEC’s Order, Philadelphia Financial undertook prompt remediation and cooperated with the SEC during its investigation.  (f)The place of organization of (i) Philadelphia Financial is California, United States of America; (ii) Boathouse Row I, L.P. and Boathouse Row II, L.P. is Delaware, United States of America; and (iii) Boathouse Row Offshore Ltd. and Boathouse Row Offshore Regatta Ltd. is Cayman Islands. The citizenship of Jordan Hymowitz is United States of America. The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the purchases were made from the working capital of the Reporting Persons as follows:

Transaction date:	Transaction type	Symbol	Quantity transacted	Price	Entity transacting
5/28/2014	SL	ITG	(10,515)	19.00	Boathouse Row I , L.P.
5/29/2014	SL	ITG	(6,105)	19.27	Boathouse Row I , L.P.
5/30/2014	SL	ITG	(219)	19.28	Boathouse Row I , L.P.
5/30/2014	SL	ITG	(2,600)	19.28	Boathouse Row I , L.P.
6/2/2014	SL	ITG	(7,402)	19.25	Boathouse Row I , L.P.

6/10/2014	BY	ITG	9,311	18.26	Boathouse Row I , L.P.
6/11/2014	BY	ITG	4,009	18.24	Boathouse Row I , L.P.
6/23/2014	BY	ITG	17,098	17.39	Boathouse Row I , L.P.
6/25/2014	BY	ITG	458	16.18	Boathouse Row I , L.P.
6/26/2014	BY	ITG	7,064	16.33	Boathouse Row I , L.P.
6/27/2014	BY	ITG	13,302	16.48	Boathouse Row I , L.P.
6/30/2014	BY	ITG	9,674	16.89	Boathouse Row I , L.P.
7/1/2014	BY	ITG	25,864	17.28	Boathouse Row I , L.P.
7/2/2014	BY	ITG	28,229	17.06	Boathouse Row I , L.P.
7/3/2014	BY	ITG	13,979	17.14	Boathouse Row I , L.P.
7/7/2014	BY	ITG	8,812	16.84	Boathouse Row I , L.P.
7/8/2014	BY	ITG	16,254	16.73	Boathouse Row I , L.P.
7/9/2014	BY	ITG	7,823	16.92	Boathouse Row I , L.P.
7/10/2014	BY	ITG	22,890	16.94	Boathouse Row I , L.P.
7/14/2014	BY	ITG	27,825	17.63	Boathouse Row I , L.P.
7/15/2014	BY	ITG	28,586	17.59	Boathouse Row I , L.P.
7/16/2014	BY	ITG	27,529	17.55	Boathouse Row I , L.P.
7/17/2014	BY	ITG	30,985	17.41	Boathouse Row I , L.P.
7/18/2014	BY	ITG	12,071	17.61	Boathouse Row I , L.P.
7/21/2014	BY	ITG	29,543	17.69	Boathouse Row I , L.P.

5/28/2014	SL	ITG	(3,470)	19.00	Boathouse Row II, L.P.
5/29/2014	SL	ITG	(1,810)	19.27	Boathouse Row II, L.P.
5/30/2014	SL	ITG	(837)	19.28	Boathouse Row II, L.P.
6/2/2014	SL	ITG	(2,194)	19.25	Boathouse Row II, L.P.
6/10/2014	BY	ITG	2,816	18.26	Boathouse Row II, L.P.
6/11/2014	BY	ITG	1,211	18.24	Boathouse Row II, L.P.
6/23/2014	BY	ITG	5,618	17.39	Boathouse Row II, L.P.
6/25/2014	BY	ITG	172	16.18	Boathouse Row II, L.P.
6/26/2014	BY	ITG	2,647	16.33	Boathouse Row II, L.P.
6/27/2014	BY	ITG	4,938	16.48	Boathouse Row II, L.P.
6/30/2014	BY	ITG	3,592	16.89	Boathouse Row II, L.P.
7/1/2014	BY	ITG	6,896	17.28	Boathouse Row II, L.P.
7/2/2014	BY	ITG	9,195	17.06	Boathouse Row II, L.P.
7/3/2014	BY	ITG	4,552	17.14	Boathouse Row II, L.P.
7/7/2014	BY	ITG	2,874	16.84	Boathouse Row II, L.P.
7/8/2014	BY	ITG	5,301	16.73	Boathouse Row II, L.P.
7/9/2014	BY	ITG	2,552	16.92	Boathouse Row II, L.P.
7/10/2014	BY	ITG	7,467	16.94	Boathouse Row II, L.P.
7/14/2014	BY	ITG	9,076	17.63	Boathouse Row II, L.P.
7/15/2014	BY	ITG	9,321	17.59	Boathouse Row II, L.P.
7/16/2014	BY	ITG	8,976	17.55	Boathouse Row II, L.P.

7/17/2014	BY	ITG	10,105	17.41	Boathouse Row II, L.P.
7/18/2014	BY	ITG	3,936	17.61	Boathouse Row II, L.P.
7/21/2014	BY	ITG	9,636	17.69	Boathouse Row II, L.P.

5/28/2014	SL	ITG	(21,215)	19.00	Boathouse Row Offshore Ltd
5/29/2014	SL	ITG	(9,522)	19.27	Boathouse Row Offshore Ltd
5/30/2014	SL	ITG	(4,398)	19.28	Boathouse Row Offshore Ltd
6/2/2014	SL	ITG	(9,909)	19.25	Boathouse Row Offshore Ltd
6/10/2014	BY	ITG	15,045	18.26	Boathouse Row Offshore Ltd
6/11/2014	BY	ITG	6,476	18.24	Boathouse Row Offshore Ltd
6/23/2014	BY	ITG	29,473	17.39	Boathouse Row Offshore Ltd
6/25/2014	BY	ITG	785	16.18	Boathouse Row Offshore Ltd
6/26/2014	BY	ITG	12,089	16.33	Boathouse Row Offshore Ltd
6/27/2014	BY	ITG	27,593	16.48	Boathouse Row Offshore Ltd
6/30/2014	BY	ITG	20,074	16.89	Boathouse Row Offshore Ltd
7/1/2014	BY	ITG	23,332	17.28	Boathouse Row Offshore Ltd
7/2/2014	BY	ITG	46,907	17.06	Boathouse Row Offshore Ltd
7/3/2014	BY	ITG	23,227	17.14	Boathouse Row Offshore Ltd
7/7/2014	BY	ITG	14,935	16.84	Boathouse Row Offshore Ltd
7/8/2014	BY	ITG	27,544	16.73	Boathouse Row Offshore Ltd
7/9/2014	BY	ITG	13,256	16.92	Boathouse Row Offshore Ltd
7/10/2014	BY	ITG	38,791	16.94	Boathouse Row Offshore Ltd
7/14/2014	BY	ITG	47,152	17.63	Boathouse Row Offshore Ltd
7/15/2014	BY	ITG	48,439	17.59	Boathouse Row Offshore Ltd
7/16/2014	BY	ITG	46,642	17.55	Boathouse Row Offshore Ltd
7/17/2014	BY	ITG	52,497	17.41	Boathouse Row Offshore Ltd
7/18/2014	BY	ITG	20,446	17.61	Boathouse Row Offshore Ltd
7/21/2014	BY	ITG	50,041	17.69	Boathouse Row Offshore Ltd

5/28/2014	SL	ITG	(10,828)	19.00	Boathouse Row Offshore Regatta Ltd
5/29/2014	SL	ITG	(3,612)	19.27	Boathouse Row Offshore Regatta Ltd
5/30/2014	SL	ITG	(1,669)	19.28	Boathouse Row Offshore Regatta Ltd
6/2/2014	SL	ITG	(4,380)	19.25	Boathouse Row Offshore Regatta Ltd
6/10/2014	BY	ITG	5,928	18.26	Boathouse Row Offshore Regatta Ltd
6/11/2014	BY	ITG	2,552	18.24	Boathouse Row Offshore Regatta Ltd
6/23/2014	BY	ITG	11,519	17.39	Boathouse Row Offshore Regatta Ltd
6/25/2014	BY	ITG	285	16.18	Boathouse Row Offshore Regatta Ltd
6/26/2014	BY	ITG	4,400	16.33	Boathouse Row Offshore Regatta Ltd
6/27/2014	BY	ITG	15,068	16.48	Boathouse Row Offshore Regatta Ltd
6/30/2014	BY	ITG	10,960	16.89	Boathouse Row Offshore Regatta Ltd
7/1/2014	BY	ITG	4,432	17.28	Boathouse Row Offshore Regatta Ltd
7/2/2014	BY	ITG	17,450	17.06	Boathouse Row Offshore Regatta Ltd

7/3/2014	BY	ITG	8,642	17.14	Boathouse Row Offshore Regatta Ltd
7/7/2014	BY	ITG	5,909	16.84	Boathouse Row Offshore Regatta Ltd
7/8/2014	BY	ITG	10,901	16.73	Boathouse Row Offshore Regatta Ltd
7/9/2014	BY	ITG	5,247	16.92	Boathouse Row Offshore Regatta Ltd
7/10/2014	BY	ITG	15,352	16.94	Boathouse Row Offshore Regatta Ltd
7/14/2014	BY	ITG	18,660	17.63	Boathouse Row Offshore Regatta Ltd
7/15/2014	BY	ITG	19,173	17.59	Boathouse Row Offshore Regatta Ltd
7/16/2014	BY	ITG	18,465	17.55	Boathouse Row Offshore Regatta Ltd
7/17/2014	BY	ITG	20,782	17.41	Boathouse Row Offshore Regatta Ltd
7/18/2014	BY	ITG	8,097	17.61	Boathouse Row Offshore Regatta Ltd
7/21/2014	BY	ITG	19,809	17.69	Boathouse Row Offshore Regatta Ltd

The shares of Common Stock owned by the Funds are held in accounts maintained by broker dealers in Regulation T margin accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock based upon their view that the stock is trading below its intrinsic value due to inappropriate management of the Issuer by its current CEO. The Reporting Persons seek to influence the board of directors of the Issuer to change the CEO and or to sell the Issuer to another company thereby achieving gains in Common Stock of the Issuer for the current shareholders of the Issuer.  The actions of the Reporting Persons are based upon a detailed and complex analysis of the Issuer, its operations, financial results, competitive environment, the general economic environment in which it operates, securities markets in general and the market for the Issuer’s securities in particular as well as other factors.  Accordingly, each of the Reporting Persons reserves the right to change its intentions and develop new or different proposals at any time as it deems appropriate.

Each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer including the Common Stock that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer, and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management (including but not limited to the retention of is its CEO), ownership capital structure, balance sheet management strategy and future plans of the Issuer including the possibility of a sale of the Issuer, business combinations, mergers, assets sales, asset purchases, or other similar transactions involving the Issuer and third parties.  As a result, the Reporting Persons may take positions with respect to, and seek to influence the decisions of, the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.	Interest in Securities of the Issuer.

Based on information set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 12, 2014, there were 35,999,271 shares of the Common Stock issued and outstanding as of February 19, 2014

(a)           The Reporting Persons may be deemed to be the beneficial owner of 2,255,383 shares of Common Stock.  Such 2,255,383 shares represent approximately 6.3% of the outstanding shares of Common Stock.

(b)           The Reporting Persons have the shared power to vote or to direct the vote or to dispose or to direct the disposition of 2,255,383 shares.

(c)           During the past sixty days, the Reporting Persons effected the following transactions in the Issuer’s securities (all of which transactions were purchases effected the public, listed securities markets):    Please refer to Item 3 for transactions in the Issuer’s securities during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among the Reporting Persons and any other person or entity.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: JULY 22, 2014	PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

	By:	/s/ Rachael Clark
Name Rachael Clark
Title Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clark
Name Rachael Clark
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clark
Name Rachael Clark
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clark
Name Rachael Clark
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE REGATTA LTD.

By:	/s/ Rachael Clark
Name Rachael Clark
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

JORDAN HYMOWITZ

By:	/s/ Jordan Hymowitz
Name: Jordan Hymowitz

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Philadelphia Financial Management of San Francisco, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jordan Hymowitz	Managing Member	Investment Management	United States	(1)

Boathouse Row I, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row II, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row Offshore Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Advior	Investment Management	California	(1)
Jordan Hymowitz	Director	Investment Management	United States	(1)
Geoff Ruddick	Director	Professional Director	Cayman Islands	Cayman Islands
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	Cayman Islands

Boathouse Row Offshore Regatta Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Advior	Investment Management	California	(1)
Jordan Hymowitz	Director	Investment Management	United States	(1)
Geoff Ruddick	Director	Professional Director	Cayman Islands	Cayman Islands
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	Cayman Islands

  (1)  The address of the principal place of business of each of the Covered Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.